Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months and the Full Year Ended December 31, 2025
New York – February 24, 2026 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty, fashion, photo and video creative industries, today announced its unaudited financial results for the three months and the full year ended December 31, 2025.
Financial Results for the Three Months Ended December 31, 2025
Revenue
Total revenue was $18.1 million for the three months ended December 31, 2025, compared to $15.9 million in the same period of 2024, an increase of 14.2%. The increase was primarily due to strong growth momentum in the revenue of mobile app and web services subscriptions.
•AI- and AR- cloud solutions and subscription revenue was $16.4 million for the three months ended December 31, 2025, compared to $15.1 million in the same period of 2024, an increase of 8.7%. The increase was driven by the continued revenue growth of YouCam mobile apps and web services subscriptions, the continued popularity among consumers of Generative AI technologies and AI editing features for photos and videos, and the stable demand for the Company’s online virtual product try-on solutions from brand customers.
•Licensing revenue was $0.6 million for the three months ended December 31, 2025, compared to $0.5 million in the same period of 2024, an increase of 8.0%.
•Others revenue was $1.2 million for the three months ended December 31, 2025, compared to $0.3 million in the same period of 2024, an increase of 286.1%. The increase was driven by the growth of virtual points purchased and consumed by end users. Virtual points are used for AI-powered services available on YouCam mobile apps and web services.
Gross Profit
Gross profit was $14.6 million for the three months ended December 31, 2025, compared with $11.8 million in the same period of 2024, an increase of 24.1%. Gross margin was 80.5% for the three months ended December 31, 2025, up from 74.1% in the same period of 2024. The increase in gross margin during this quarter was primarily due to the increased operational efficiency resulting from the ongoing realignment of engineering professionals as we continue to transition from customization of software toward more standardized AI solutions for our customer base.
Total Operating Expenses
Total operating expenses were $15.2 million for the three months ended December 31, 2025, compared with $12.2 million in the same period of 2024, an increase of 24.1%. The increase was primarily due to increases in research and development expenses and sales and marketing expenses, which were partially offset by a decrease in general and administrative expenses in the fourth quarter of 2025.
•Sales and marketing expenses were $7.7 million for the three months ended December 31, 2025, compared to $6.9 million during the same period of 2024, an increase of 11.4%. This increase was primarily due to an increase in marketing events and advertising expenses related to our mobile apps and web services subscription.
•Research and development expenses were $3.9 million for the three months ended December 31, 2025, compared to $2.8 million during the same period of 2024, an increase of 39.6%. The increase was primarily due to an increase in R&D headcount and related personnel costs including those arising from the acquisition of Wannaby Inc. ("Wannaby"), which was completed in January 2025.
•General and administrative expenses were $1.5 million for the three months ended December 31, 2025, compared to $1.8 million during the same period of 2024, a decrease of 11.9%. The decrease was primarily due to reduced corporate insurance premium and external professional service fees.

•Impairment loss on goodwill was $2.0 million for the three months ended December 31, 2025. No such impairment was recorded in the same period of 2024. This non-cash item increase was primarily due to the recognition of an impairment loss on goodwill arising from the acquisition of Wannaby in January 2025.
Operating Loss
Total operating loss was $0.6 million for the three months ended December 31, 2025, compared with an operating loss of $0.5 million in the same period of 2024, representing an increase of $0.1 million. The increase in operating loss was primarily driven by the recognition of an impairment loss of $2.0 million relating to goodwill arising from the acquisition of Wannaby in 2025.
Net Income
Net income was $0.1 million for the three months ended December 31, 2025, compared to $1.1 million during the same period of 2024, a decrease of 94.2%. The decrease in net income was primarily due to the recognition of an impairment loss of $2.0 million relating to goodwill arising from the acquisition of Wannaby in 2025 and the lower interest income resulting from a decline in interest rates.
Operating Cash Flow
Operating cash flow was $2.6 million for the three months ended December 31, 2025, compared to $3.3 million in the same period of 2024, a decrease of 21.6%.
Financial Results for the Year Ended December 31, 2025
Revenue
Total revenue was $69.2 million for the year ended December 31, 2025, compared to $60.2 million in the same period of 2024, an increase of 14.9%.
•AI- and AR- cloud solutions and subscription revenue was $61.1 million for the year ended December 31, 2025, compared to $53.8 million in the same period of 2024, an increase of 13.5%. The increase was driven by the continued revenue growth of YouCam mobile apps and web services subscriptions.
•Licensing revenue was $5.3 million for the year ended December 31, 2025, compared to $5.2 million in the same period of 2024, an increase of 1.7%.
•Others revenue was $2.8 million for the year ended December 31, 2025, compared to $1.2 million in the same period of 2024, an increase of 133.8%. The increase was primarily driven by the growth of virtual points purchased and consumed by end users. Virtual points are used for AI-powered services available on YouCam mobile apps and web services.
Gross Profit
Gross profit was $53.5 million for the year ended December 31, 2025, compared with $46.9 million in the same period of 2024, an increase of 14.0%. Gross margin was 77.4% for the year ended December 31, 2025, a slight decrease compared to 78.0% in the same period of 2024.
Total Operating Expenses
Total operating expenses were $55.3 million for the year ended December 31, 2025, compared with $50.1 million in the same period of 2024, an increase of 10.3%. The increase was primarily due to increases in research and development expenses and sales and marketing expenses, which were partially offset by a decrease in general and administrative expenses during the same period.
•Sales and marketing expenses were $30.8 million for the year ended December 31, 2025, compared to $28.2 million during the same period of 2024, an increase of 9.2%.
•Research and development expenses were $15.4 million for the year ended December 31, 2025, compared to $12.0 million during the same period of 2024, an increase of 28.4%.

•General and administrative expenses were $7.0 million for the year ended December 31, 2025, compared to $8.5 million during the same period of 2024, a decrease of 17.7%.
•Impairment loss on goodwill was $2.0 million for the year ended December 31, 2025. No such impairment was recorded in the same period of 2024. This non-cash item increase was driven by the recognition of an impairment loss on goodwill arising from the acquisition of Wannaby in 2025.
Operating Loss
Total operating loss was $1.7 million for the year ended December 31, 2025, compared with an operating loss of $3.1 million in the same period of 2024, a decrease of $1.4 million The decrease in operating loss was primarily driven by higher revenue and gross profit, with operating expenses growing at a more moderate pace, which was partially offset by recognition of an impairment loss of $2.0 million on goodwill arising from the acquisition of Wannaby in 2025.
Net Income
Net income was $4.6 million for the year ended December 31, 2025, compared to $5.0 million during the same period of 2024, a decrease of 7.5%.

Operating Cash Flow
Operating cash flow was $13.3 million for the year ended December 31, 2025, compared to $13.0 million in the same period of 2024, an increase of 2.3%. The Company continues to invest in growth while maintaining a healthy cash flow to support business operations underscoring the Company’s operational health and sustainability.
Capital Resource
As of December 31, 2025, the Company’s cash and cash equivalents remained stable at $126.0 million (or $172.4 million when including 6-month time deposits of $36.3 million and US Treasuries of $10.2 million, which are classified as current and non-current financial assets at amortized cost under IFRS, respectively), compared to $127.1 million (or $165.9 million when including time deposits and money market funds) as of December 31, 2024.
Key Business Metrics
•The number of active subscribers for the Company's YouCam mobile apps and web services was 908,000 as of December 31, 2025, compared to over 946,000 as of September 30, 2025, a decrease of 4.0%. This decline was as a result of the mobile app subscription plan’s average selling price increase initiative introduced in early 2025, which strategically prioritized higher revenue per user and long-term monetization efficiency over short-term volume growth.
•As of December 31, 2025, the Company’s cumulative customer base included 859 brand clients, with over 982,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, shoes, bags, eyewear, watches and jewelry products, compared to 842 brand clients and over 953,000 digital SKUs as of September 30, 2025. The number of Key Customers1 of the Company as of December 31, 2025 was 135 compared to 142 as of September 30, 2025. The decline in the number of Key Customers was primarily due to certain customers being downgraded as a result of lower spending during the period.
1 “Key Customers” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

CEO Remarks and Business Outlook for 2026
Ms. Alice H. Chang, Founder, Chairwoman, and Chief Executive Officer of Perfect Corp., commented, “Perfect Corp. closed 2025 on a strong note, exceeding our full-year guidance and demonstrating the strength of our execution. Our results for the year were driven primarily by continued growth in our B2C mobile apps and web service subscriber base, reflecting strong demand from individual beauty enthusiasts and consumers who value personalization, performance, and the ability to create customized content powered by generative AI. Our sustained focus on AI remains a core driver of innovation across the business, and this momentum positions us well as we enter the next phase of growth, with an increased focus on Agentic AI and API-based solutions.”

We continue to invest in the development of new products and services, including Generative AI beauty solutions, while driving greater operational efficiencies across the organization. This disciplined execution delivered strong revenue growth, a meaningful improvement in company operation, reduction of operating loss, and sustained cash flow generation. As a result, we ended 2025 with a strong cash position, providing the flexibility to invest strategically and support our long-term growth objectives. While the Company reported an operating loss for the period, this was primarily driven by an impairment loss of goodwill charge related to the acquisition of Wannaby. Excluding this non-cash item, the Company would have generated operating income for the fourth quarter and full year of 2025. Perfect Corp. will continue to work toward operating income under IFRS reporting standards in the near term, reflecting the scalability and discipline of its business model. Reaching this milestone would mark a pivotal moment in the Company’s journey, validating years of investment in platform development, AI innovation, and go-to-market execution.

Our B2C app and web subscription business continues to be the primary driver of growth in 2025, with increases in both revenue per user and user engagement following the price adjustment implemented last year. While subscriber churn was modestly higher, we are seeing an increase in demand for AI-driven image and video editing and creation, reflecting a continued shift toward creativity and personalization powered by AI. Building on this momentum, we plan to introduce additional generative AI capabilities—such as more personalized interactions with our AI Agent and expanded video-mode support—further enhancing the functionality and value of our apps. Our YouCam app suite continues to set the standard for AI-powered creativity and self-expression, offering some of the most popular features in the market, including face reshaping, wrinkle removal, image-to-video, text-to-image, and image-to-image editing and creation. Central to these capabilities is YouCam’s AI Agent, powered by third party large language models (LLMs), which enables users to enhance and edit photos, generate videos, or create AI images simply from a text prompt. Together, these tools deliver a seamless, intelligent, and highly personalized experience that empowers users to express themselves in entirely new ways.

Perfect’s Beauty AI Agent goes beyond a traditional LLM application by adding a purpose-built intelligence layer on top of the core model. Rather than relying solely on prompt engineering and linear processing, we apply context engineering to modularize inputs, classify intent, and route tasks through parallel sub-agents—resulting in faster response times, higher precision, and reduced hallucination risk. By combining Retrieval-Augmented Generation (RAG) with precision engineering, our agent doesn’t just talk; it can see, score, and recommend with proven accuracy across product virtual try-ons and skin analysis use cases. This architecture positions Perfect Corp. as a Beauty AI infrastructure, delivered through enterprise-grade Widgets, Software Development Kits (SDKs), and Application Programming Interfaces (APIs), and designed with brand safety, governance, and auditability at its core.

As previously mentioned, our API business is steadily taking shape across multiple growth vectors. Since 2025, Perfect Corp. has built a comprehensive API suite supporting beauty, skin, jewelry, fashion, shoes and apparel industries. Firstly, our agency strategy allows us to act as a force multiplier by embedding our API-driven solutions directly into agency workflows, enabling faster deployment and broader reach. Secondly, we are expanding into new verticals, including the medical and dermatology segments, where our Skin AI technology enhances patient engagement through advanced visualization and personalized experiences. We are also extending our visual commerce capabilities beyond beauty, using virtual try-on to elevate product visualization across categories such as jewelry, shoes, watches, hair, and accessories, further diversifying our addressable market and long-term growth potential.

Looking ahead to 2026, we see a strong outlook for our B2C apps and web service subscription business, while the B2B enterprise segment is expected to remain more cautious, with limited near-term growth. Against this backdrop, we are continuing our evolution from a tactical service provider to a strategic technology partner, focused on delivering durable, long-term value for our customers. What began as virtual try-on capabilities has expanded into a comprehensive visual commerce enablement platform, powered by Generative AI and an API-

first architecture that integrates seamlessly into our partners’ ecosystems. At the same time, we are progressing beyond siloed point solutions toward a unified AI agent capable of operating across multiple roles—delivering a more intelligent, scalable, and impactful omni-solution for both consumers and brands.”

Business Outlook for 2026
Driven by continued revenue growth in both YouCam mobile apps and web service subscriptions, along with sustained demand for our enterprise solutions, the Company expects the full year 2026 total revenue to increase by approximately 10% with a range of plus or minus 2% compared to full year 2025. This forecast is based on the Company’s current assessment of the market and operational conditions, and that these factors are subject to change.
About Perfect Corp.
Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect’s direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect’s enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2025
(Expressed in thousands of United States dollars)

	December 31, 2024	December 31, 2025
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$127,121	$125,976
Current financial assets at fair value through profit or loss	2,746	—
Current financial assets at amortized cost	36,000	36,300
Current contract assets	977	968
Accounts receivable	7,902	7,567
Other receivables	352	358
Current income tax assets	271	22
Inventories	18	17
Other current assets	2,522	2,138
Total current assets	177,909	173,346
Non-current assets
Non-current financial assets at amortized cost	—	10,173
Property, plant and equipment	554	695
Right-of-use assets	485	659
Intangible assets	32	4,421
Deferred income tax assets	2,047	2,483
Guarantee deposits paid	146	193
Total non-current assets	3,264	18,624
Total assets	$181,173	$191,970

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2024 AND 2025
(Expressed in thousands of United States dollars)

	December 31, 2024	December 31, 2025
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$17,218	$21,902
Other payables	11,656	12,831
Other payables – related parties	46	72
Current tax liabilities	649	996
Current provisions	1,899	1,061
Current lease liabilities	402	444
Other current liabilities	341	359
Total current liabilities	32,211	37,665
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,793	419
Deferred income tax liabilities	—	488
Non-current lease liabilities	108	239
Net defined benefit liability, non-current	46	64
Total non-current liabilities	1,947	1,210
Total liabilities	34,158	38,875

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,506	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	512,990	514,400
Retained earnings
Accumulated deficit	(375,420)	(370,793)
Other equity interest
Other equity interest	(740)	(697)
Total equity	147,015	153,095
Total liabilities and equity	$181,173	$191,970

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2024 AND 2025
(Expressed in thousands of United States dollars)

	Three months ended December 31		Years ended December 31
	2024	2025	2024	2025
Items	Amount	Amount	Amount	Amount
Revenue	$15,881	$18,134	$60,202	$69,154
Cost of sales and services	(4,116)	(3,538)	(13,258)	(15,630)
Gross profit	11,765	14,596	46,944	53,524
Operating expenses
Sales and marketing expenses	(6,939)	(7,732)	(28,213)	(30,811)
General and administrative expenses	(1,759)	(1,549)	(8,501)	(6,996)
Research and development expenses	(2,777)	(3,878)	(12,000)	(15,405)
Expected credit losses	(771)	(73)	(1,373)	(75)
Impairment loss on goodwill	—	(1,965)	—	(1,965)
Total operating expenses	(12,246)	(15,197)	(50,087)	(55,252)
Operating loss	(481)	(601)	(3,143)	(1,728)
Non-operating income and expenses
Interest income	1,833	1,424	7,708	6,134
Other income	36	—	55	28
Other gains and losses	(447)	(448)	(316)	1,319
Finance costs	(4)	(5)	(18)	(16)
Total non-operating income and expenses	1,418	971	7,429	7,465
Income before income tax	937	370	4,286	5,737
Income tax benefit (expense)	158	(307)	735	(1,094)
Net income	$1,095	$63	$5,021	$4,643

Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit plans	$31	$(16)	$31	$(16)
Components of other comprehensive income that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	(223)	(112)	(217)	43
Other comprehensive income, net	$(192)	$(128)	$(186)	$27
Total comprehensive income	$903	$(65)	$4,835	$4,670
Net income, attributable to:
Shareholders of the parent	$1,095	$63	$5,021	$4,643
Total comprehensive income attributable to:
Shareholders of the parent	$903	$(65)	$4,835	$4,670
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.01	$0.01	$0.05	$0.05
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.01	$0.01	$0.05	$0.05

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2024 AND 2025
(Expressed in thousands of United States dollars)

	Three months ended December 31		Years ended December 31
	2024	2025	2024	2025
Items	Amount	Amount	Amount	Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	$937	$370	$4,286	$5,737
Adjustments to reconcile profit (loss)
Depreciation expense	206	226	747	871
Amortization expense	12	34	51	145
Expected credit losses	771	73	1,373	75
Interest income	(1,833)	(1,424)	(7,708)	(6,134)
Interest expense	4	5	18	16
Net gains on financial assets at fair value through profit or loss	—	(19)	—	(51)
Net (gains) losses on financial liabilities at fair value through profit or loss	334	125	227	(1,532)
Share-based payment transactions	593	226	2,774	1,410
Impairment loss on goodwill	—	1,965	—	1,965
Changes in operating assets and liabilities
Accounts receivable	(665)	1,965	(2,300)	480
Current contract assets	1,037	385	1,789	12
Inventories	3	—	15	—
Other current assets	(219)	(175)	1,514	444
Current contract liabilities	(592)	(1,720)	1,949	4,565
Other payables	307	(905)	1,362	1,074
Other payables – related parties	(7)	(2)	(2)	27
Current provisions	129	(52)	(449)	(849)
Other current liabilities	46	(9)	80	16
Net defined benefit liability, non-current	1	—	3	—
Cash inflow generated from operations	1,064	1,068	5,729	8,271
Interest received	2,266	1,552	7,699	6,122
Interest paid	(4)	(5)	(18)	(16)
Income tax paid	(73)	(65)	(407)	(1,072)
Net cash flows from operating activities	3,253	2,550	13,003	13,305
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	(2,773)	(232)	(2,773)	(6,143)
Proceeds from disposal of financial assets at fair value through profit or loss	—	6,194	—	8,940
Acquisition of financial assets at amortized cost	(25,000)	(35,118)	(80,574)	(82,718)
Proceeds from disposal of financial assets at amortized cost	25,000	25,000	74,874	72,300
Acquisition of subsidiaries, net of cash acquired	—	—	—	(5,981)
Acquisition of property, plant and equipment	(3)	(7)	(392)	(425)
Proceeds from disposal of property, plant and equipment	—	2	—	3
Acquisition of intangible assets	—	—	(6)	—
Increase in guarantee deposits paid	—	28	(8)	(39)
Net cash flows used in investing activities	(2,776)	(4,133)	(8,879)	(14,063)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	(144)	(143)	(525)	(562)
Net cash flows used in financing activities	(144)	(143)	(525)	(562)
Effects of exchange rates changes on cash and cash equivalents	(389)	(180)	(349)	175
Net increase (decrease) in cash and cash equivalents	(56)	(1,906)	3,250	(1,145)
Cash and cash equivalents at beginning of period	127,177	127,882	123,871	127,121
Cash and cash equivalents at end of period	$127,121	$125,976	$127,121	$125,976

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations